UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts non-binding phase of Carmópolis Cluster

—

Rio de Janeiro, November 19, 2020 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on October 23, 2020, informs the beginning of the non-binding phase regarding the sale of all of its stakes in a set of eleven onshore production field concessions, with integrated facilities, located in the state of Sergipe, jointly called the Carmópolis Cluster.

Potential buyers qualified for this phase will receive instructions on the divestment process, including guidelines for the preparation and submission of non-binding proposals, as well as access to a virtual data room containing additional information about the Cluster.

The main subsequent stages of the project will be reported to the market in due course.

This disclosure complies with the Petrobras' internal rules and with the provisions of the special procedure for assignment of rights to exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is aligned with the strategy of portfolio optimization and the improvement of the company's capital allocation, concentrating increasingly its resources on world-class assets in deep and ultra-deep waters, where Petrobras has demonstrated great competitive edge over the years.

About Carmópolis Cluster

The Carmópolis Cluster comprises eleven onshore production concessions, located in different cities in the state of Sergipe, and includes access to oil and natural gas processing, flow, storage and transportation infrastructure.

The Atalaia Cluster, which contains, among other assets, the Aracaju Waterway Terminal (Tecarmo) and the Bonsucesso-Atalaia Oil Pipeline, which flows the oil production from the concessions to Tecarmo are also part of the Carmópolis Cluster.

The average production of the Cluster from January to October 2020 was around 10,000 barrels of oil per day and 71,000 m3/day of gas. Petrobras is the operator in these fields, with 100% stake.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer